Delisting Determination,The Nasdaq Stock Market, LLC,
January 6, 2012, SinoTech Energy Limited. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the american depositary shares of SinoTech Energy Limited (the Company), effective at the opening of the trading session on January 17, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5250(c)(1). The Company was notified of the Staffs determination on September 15, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel denied this request and notified the Company on October 18, 2011 that its shares would be suspended on October 19, 2011.
However, on October 28, 2011,the Company withdrew its request for an appeal and the Staff determination to delist the Company became final on December 12, 2011.